March 6, 2025

David Haas
Chief Financial Officer
Primo Brands Corp
1150 Assembly Drive, Suite 800
Tampa, FL 33607

       Re: Primo Brands Corp
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed February 27, 2025
           Form 8-K Furnished February 20, 2025
           File No. 001-42404
Dear David Haas:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
 March 6, 2025
Page 2
Form 8-K furnished February 20, 2025
Exhibit 99.1 Press Release
Exhibits 7 and 8, page 17

1. Please tell us your basis for presenting EBITDA, Adjusted EBITDA, Free Cash Flow, and Adjusted Free Cash Flow along with Net Income from Continuing Operations and
       Net Cash Provided by Operating Activities from Continuing Operations on a combined basis.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stephany Yang at 202-551-3167 or Claire Erlanger at 202-551-3301
with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing
cc:   Jason M. Licht